Exhibit 23.4
CONSENT OF INDEPENDENT VALUATION EXPERT
We hereby consent: (a) to the reference to our name under the caption “Experts” and description of our role in the (i) valuation process of certain of the real estate properties (the “Appraised Properties”) of KBS Growth & Income REIT, Inc. (the “Company”) and (ii) valuation process of the Company and (b) to the disclosure that the total appraised value of the Appraised Properties of $150.4 million represents the sum of the appraised values of each of the Appraised Properties contained in the individual property appraisal reports provided by us to the Company as of the date of each such report, each as included in Supplement No. 6 to the Prospectus related to the Registration Statement (Form S-11 No. 333-207471) of KBS Growth & Income REIT, Inc. for the registration of $2,300,000,000 in shares of its common stock.

August 11, 2017	/s/ Duff & Phelps, LLC
Duff & Phelps, LLC